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03 2021

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65183

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MHT SECURITIES, L.P.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2021 MCKINNEY AVE, SUITE 1950
(No. and Street)

DALLAS	TEXAS	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN MACKENROTH 214-269-1896
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartgraves Accounting & Consulting, LLC
(Name – *if individual, state last, first, middle name*)

325 N ST PAUL ST, SUITE 3100	DALLAS	TEXAS	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, SWAWN D. TERRY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MHT SECURITIES, L.P., as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY P DYER
Notary ID #4534392
My Commission Expires
April 19, 2021

Signature

MANAGING DIRECTOR
Title

Mary P. Dyer
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MHT SECURITIES, L.P.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2020

(With Report of Independent Registered Public Accounting Firm)

MHT SECURITIES, L.P.
INDEX

Page

Report of Independent Registered Public Accounting Firm

To the General Partner of MHT Securities, L.P.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of MHT Securities, L.P. (the "Partnership") as of December 31, 2020, and the related statements of operations, changes in partners' capital and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption) and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental

Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption) and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Partnership's auditor since 2019.

Hartgraves Accounting & Consulting, LLC

Dallas, Texas
February 10, 2021

MHT SECURITIES, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS		
Cash and cash equivalents	$	62,011
Prepaid expenses		108,128
TOTAL ASSETS	$	170,139
LIABILITIES AND PARTNERS' CAPITAL		
Accounts payable	$	1,250
Accrued liabilities		10,130
TOTAL LIABILITIES		11,380
PARTNERS' CAPITAL		158,759
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	170,139

The accompanying notes are an integral part of these financial statements.

MHT SECURITIES, L.P.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUE		
Success & retainer fees	$	40,000
Interest income		99
Total revenue		40,099
EXPENSES		
Compensation and benefits		1,391,883
Occupancy and equipment		200,554
Regulatory fees and expenses		16,983
Communications		47,578
Promotional expenses		42,800
Professional and legal fees		213,749
Other expenses		2,446
Total expenses		1,915,993
Income before taxes		(1,875,894)
Provision for state income taxes		(10,130)
NET INCOME	$	(1,886,024)

The accompanying notes are an integral part of these financial statements.

MHT SECURITIES, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2020

	General Partner	Limited Partner	Total
Beginning Balance, January 1, 2020	$ 912	$ 2,043,871	$ 2,044,783
Capital contributions	-	-	-
Distributions	-	-	-
Net income	(189)	(1,885,835)	(1,886,024)
Ending Balance, December 31, 2020	$ 723	$ 158,036	$ 158,759

The accompanying notes are an integral part of these financial statements.

MHT SECURITIES, L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

NET INCOME	$	(1,886,024)
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:		
Deduct non cash revenue		-
(Increase) decrease in assets:		
Accounts receivable		27,856
Prepaid expenses		1,854,110
Increase (decrease) in liabilities:		
Accounts payable		(1,051)
Accrued expenses		10,130
Cash provided by operating activities		5,021
NET INCREASE IN CASH		5,021
CASH AT BEGINNING OF YEAR		56,990
CASH AT END OF YEAR	$	62,011

SUPPLEMENTAL INFORMATION:

CASH PAID FOR INTEREST	$	-
CASH PAID FOR INCOME TAXES	$	-
NON CASH DISTRIBUTION TO LIMITED PARTNER	$	-

The accompanying notes are an integral part of these financial statements.

1. BUSINESS

MHT Securities, L.P., (the "Partnership") was formed, under the laws of the State of Texas, as a partnership on November 17, 2001 and will continue indefinitely until termination at the discretion of the general partner. The Partnership is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a broker/dealer, and with the Securities and Exchange Commission ("SEC") under the Federal Securities Exchange Act of 1934 ("Act"). The Partnership advises on mergers and acquisitions and acts as a placement agent in the private placement of securities. The General Partner is MHT GP Securities, L.L.C. The Partnership is wholly owned by its parent MHT Partners, LP.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Partnership's financial statements have been prepared on the accrual basis of accounting.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable consist primarily of retainers, fees and expense reimbursements earned during the year but not received as of year-end. The majority of revenue is derived from retainers collected in advance of work and financial advisory fees collected upon closing of an engagement. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. As collection of receivables has historically been consistent and timely, management determined collectability is reasonably assured; as such, the Partnership does not record an allowance for doubtful accounts or maintain a policy for determining reserves for past due or delinquent receivables. Any receivables deemed uncollectible are expensed in the appropriate period.

Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain limits. At December 31, 2020, the Partnership was in compliance with both their minimum net capital and ratio of aggregate indebtedness requirements.

Revenue and Cost Recognition

Revenues are recorded when (i) a contract has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

price has been allocated to each performance obligation in the contract, and (v) the Partnership has satisfied the applicable performance obligation. The expenses that are directly related to such transaction are recorded as incurred and presented with operating expenses. Revenues associated with the reimbursement of such expenses are recorded when the company is contractually entitled to reimbursement and presented within other income.

Expense Allocations

Certain expenses (including, but are not limited to, payroll costs and rent expense) are allocated to the Partnership by a related party, pro-rata, in relation to each of the related entity's share of revenue, generated from the utilization of such expenses. The majority of these expenses are the responsibility of the related party and are not due or payable directly by the Partnership.

Direct expenses of the Partnership, paid by the related party, are allocated in full to the Partnership as they are incurred. Allocated expenses ended in October 2020 as the Partnership's parent (MHT Midspan, LP) was sold effective the first week of October 2020. The Partnership was not included in this sale and is in the process of being sole separately sometime in 2021.

Income Taxes

Net earnings are allocated to the partners based on their ownership percentages. Federal income taxes on Partnership income are payable personally by the partners. Accordingly, no provision has been made for federal income taxes. The Partnership is subject to state margin taxes.

The Partnership accounts for uncertain tax positions in accordance with ASC 740-10, *Accounting for Uncertainty in Income Taxes*. ASC 740-10 provides several clarifications related to uncertain tax positions. Most notably, a "more likely-than-not" standard for initial recognition of tax positions, a presumption of audit detection and a measurement of recognized tax benefits based on the largest amount that has a greater than 50 percent likelihood of realization. ASC 740-10 applies a two-step process to determine the amount of tax benefit to be recognized in the financial statements. First, the Partnership must determine whether any amount of the tax benefit may be recognized. Second, the Partnership determines how much of the tax benefit should be recognized (this would only apply to tax positions that qualify for recognition). As of December 31, 2020, the Partnership had no uncertain tax positions. Accordingly, the Partnership has not recognized any penalty, interest or tax impact related to uncertain tax positions. The statute of limitations differs from state to state; however, generally, tax years 2016-2020 remain open to examination as of the balance sheet date.

Concentration of Credit Risks

Concentrations of credit risk consist of cash maintained in banks and accounts receivable. The Partnership places its cash with quality financial institutions and by policy, limits the amount of exposure to any one financial institution. At times during the year, however, cash in banks may exceed federally insured limits. Accounts receivables are typically supported by legally binding contracts. Management believes that its engagement acceptance, billing and collection policies are adequate to minimize potential credit risk on accounts receivable. Management continuously evaluates billings for potential uncollectible amounts.

3. RELATED PARTY TRANSACTIONS

Common Control

The Partnership and various entities are under common control and the existence of that control creates operating results and financial positions significantly different than if the entities were autonomous.

Allocated Expenses

The Partnership shares expenses relating to rent, utilities, office expenses and payroll with a related party. The Partnership's allocation of shared expenses for the year ended December 31, 2020 was $1,854,111. At December 31, 2020, the Partnership had prepaid expenses of $108,128 to the related party.

4. PARTNERS' CAPITAL

The management, control and direction of the Partnership and its operations, business and affairs is vested exclusively in the General Partner. Additional capital contributions and distributions are made at the discretion of the General Partner in accordance with the Partnership agreement. Income and losses are allocated .01% to the General Partner and 99.99% to the Limited Partners, in proportion to their respective sharing ratios. To the extent required by law, Limited Partners shall not be personally liable for obligations of the Partnership.

5. CORONAVIRUS

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate the spread of it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted to amongst

5. CORONAVIRUS (CONTINUED)

other provisions, provide emergency assistance for individuals, families and businesses affected by the coronavirus pandemic.

6. SUBSEQUENT EVENTS

The Partnership is in the process of entering into an agreement for sale of the Partnership to another party. The sale date has not yet been determined and is expected to close sometime in 2021.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of and For the Year Ended

December 31, 2020

MHT SECURITIES, L.P.
SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17A-5
DECEMBER 31, 2020

Net Capital Computation

Total partners' capital	$	158,759
Non-allowable assets:		
Prepaid expense		(108,128)
Total non-allowable assets		(108,128)
Haircuts on securities		-
Total changes in partners' capital		(108,128)
Net allowable capital	$	50,631

Computation of Basic Net Capital Requirement

Minimum net capital required	$	759
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	45,631

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$	11,380
Percentage of aggregate indebtedness to allowable net capital		22.48%

See report of independent registered public accounting firm on supplemental schedules.

Reconciliation with Partnership's Allowable Net Capital

Net allowable capital- As reported in Company's unaudited FOCUS report	$	50,631
Net Company audit adjustments and rounding		-
Adjusted net allowable capital, per audited financial statements	$	50,631

Computation for Determination of Reserve Requirement under Exhibit A of Rule 15c3-3

The Partnership is considered a "Non-Covered Firm" based on footnote 74 to SEC Release 34-70073.

Information Relating to Posession and Control Requirements under Rule 15c3-3

The Partnership is considered a "Non-Covered Firm" based on footnote 74 to SEC Release 34-70073.

Changes in Liabilities Subordinated to Claims of General Creditors

Such claims at January 1, 2020	$	-
Additions		-
Reductions		-
Balance of such claims at December 31, 2020	$	-

See report of independent registered public accounting firm on supplemental schedules.

Hartgraves
Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm

To the Stockholder
MHT Securities, LP

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) MHT Securities, LP (the "Company") identified that it is considered a "Non-Covered Firm" exempt from provisions of 17 C.F.R. §15c3-3 and is filing its Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to advising clients in connection with securities transactions made with relation to mergers and acquisitions and private placements. (2) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MHT Securities, LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Hartgraves Accounting & Consulting, LLC

Dallas, Texas
February 10, 2021

25 N. St. Paul Street, Suite 3100
allas, TX 75201
www.hartgravesllc.com
(214) 738-19
admin@hartgravesllc.co

MHT
SECURITIES

Member FINRA/SIPC

MHT Securities, LP's Exemption Report

MHT Securities, LP (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) private placement of securities (2) merger and acquisitions.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

MHT Securities, LP

I, Shawn D. Terry, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: Managing Director

January 26, 2021